February 5, 2014

Via EDGAR

Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Memorial Production Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 5, 2013

File No. 1-35364

Ladies and Gentlemen:

Set forth below are the responses of Memorial Production Partners LP, a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 22, 2014 with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2012 initially filed with the Commission on March 5, 2013, File No. 1-35364 (the “2012 Form 10-K”).

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to pages numbers and captions correspond to the 2012 Form 10-K, unless otherwise indicated.

Item 1 Business, page 9

Estimated Proved Reserves, page 19

1.	Your response to comment 1 in our letter dated December 19, 2013 indicates that you will disclose proved reserves using a presentation that shows categories of product type, in accordance with Item 1202(a)(1) of Regulation S-K. Please provide us with your proposed disclosure in this regard.

Response: The Partnership acknowledges the Staff’s comment and beginning with its Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”), the Partnership will disclose its proved reserves using a presentation that shows categories of product type, in accordance with Item 1202(a)(1) of Regulation S-K. The following is the Partnership’s proposed disclosure presentation:

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2014

Reserves
	Oil (MBbls)	NGLs (MBbls)	Natural Gas (MMcf)	Total (MMcfe)
Estimated Proved Reserves
Developed
Undeveloped
Total

Item. 11 Executive Compensation, page 115

Compensation Discussion and Analysis, page 115

2.	We note your response to comment 3 in our letter dated December 19, 2013 that “the Partnership will clarify…that awards made under its LTIP are not tied to any specific performance criteria or formula, but rather are granted by its general partner’s board of directors after taking into consideration a number of discretionary subjective and objective factors, including the individual recipient’s current and expected future performance and level of responsibility, retention considerations, industry trends and the individual recipient’s total compensation package.” Please describe the discretionary subjective and objective factors referenced in your response and explain how these factors were used to determine awards under your LTIP for 2012. Please provide us with your proposed disclosure in this regard.

Response: The Partnership confirms that beginning with the 2013 Form 10-K, the Partnership will clarify its disclosures in this area as described in the Partnership’s previous letter. With regard to the 2012 awards, the Partnership’s proposed disclosure is as follows:

The board of directors (the “Board”) of the Partnership’s general partner determines any awards made under the Partnership’s LTIP. With regard to the awards made for 2012, the Board took a number of factors into account, including:

•	the financial and operational performance of the Partnership for 2012 (including significant increases in proved reserves, successful capital deployment, average daily production and Adjusted EBITDA);

•	the significant number of transactions completed by the Partnership in 2012 (including five acquisitions and one public equity offering);

•	the successful completion by the Partnership of its first year as a publicly-traded company;

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2014

•	the significant demand in Houston and worldwide for experienced oil and gas executives;

•	the significant demand in Houston and elsewhere for experienced MLP executives;

•	information gathered by the Board regarding compensation paid to executives at other MLPs and other public oil and gas production companies; and

•	the Board’s impression of the performance of the individual executives.

For any subsequent year, the Board may take some or all of these factors into account, and may also consider other factors that it deems relevant at the time of determination.

Form 8-K Filed October 1, 2013

Exhibit 99.3

Notes to Supplemental Consolidated and Combined Financial Statements

Note 1. Organization and Basis of Presentation, page F-7

3.	Your response to comment 4 in our letter dated December 19, 2013 indicates that your financial statements were “presented in accordance with FASB ASC 805-50-45.” So that we may fully understand your presentation methodology, please address the following:

•

Tell us more about how your presentation complies with FASB ASC 805-50-45-2 through 805-50-45-5. In this regard, it remains unclear to us why the results of operations of the previous owners are not combined with the partners. Similarly, it remains unclear to us why the statement of financial position and other financial information has not been combined for the relevant common control periods.

•

You state that “the previous owners’ equity should be presented as a separate caption since the previous owners’ equity is analogous to noncontrolling interest.” Please clarify for us whether the previous owners’ equity represents interests outstanding that are not held by the parties considered to be under common control or otherwise advise. As part of your response, clarify why you believe an analogy to noncontrolling interest for the previous owners’ equity is appropriate.

•

In our prior comment, we asked that you explain the basis for your net income (loss) allocation between the partners, previous owners, and predecessor on the statements of operations. Please expand on your response to explain the process by which you determine the allocation of net income (loss) to each of the predecessor, previous owners, and noncontrolling interest, and why the remainder of that allocation represents net income attributable to partners.

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2014

Response: Three funds managed by Natural Gas Partners (“NGP”) control Memorial Resource Development LLC (“Memorial Resource”), which controls the general partner of the Partnership.

The 2012 Form 10-K was filed on March 5, 2013. On March 28, 2013, the Partnership acquired all of the outstanding equity interests in WHT Energy Partners LLC (“WHT”) from operating subsidiaries of Memorial Resource. This acquisition was accounted for as a transaction between entities under common control at historical cost, similar to a pooling of interests. The Partnership filed a Current Report on Form 8-K (“WHT Recast Form 8-K”) on June 19, 2013 that included financial statements that had been retrospectively revised (from those included in the 2012 Form 10-K) to include the results of operations, cash flows, and financial position attributable to WHT from February 2, 2011 (inception) through the acquisition date.

On October 1, 2013, the Partnership acquired, through equity and asset transactions, oil and natural gas properties (the “Cinco Group”) from Memorial Resource and certain affiliates of NGP. On October 1, 2013, the Partnership filed a Current Report on Form 8-K (“Cinco Group Recast Form 8-K”) that included financial statements that had been retrospectively revised (from those included in the WHT Recast Form 8-K) to include the results of operations, cash flows, and financial position attributable to the Cinco Group for the relevant common control periods.

We believe there are two acceptable approaches to reporting and presenting an affiliate’s interest in a reporting entity, each of which approaches complies with FASB ASC 805-50-45. We believe our position is supported by financial reporting guidance published by a Big Four accounting firm. We have consistently followed one of those acceptable approaches – the “traditional noncontrolling interest” approach – in our historical filings. Under this approach, the previous owners’ equity interests are presented in a manner similar to a traditional noncontrolling interest and reported within equity in the statement of financial position separately from the Partnership’s equity. The previous owners’ share of net income is shown in a single line item and is presented below net income. We believed this presentation was reasonable and appropriate because the Partnership had no legal rights to the results of operations, cash flows, or assets attributable to the previous owners nor was the Partnership legally liable for any of the previous owners’ liabilities. In the 2012 Form 10-K, WHT Recast Form 8-K and Cinco Group Recast Form 8-K, the previous owners’ equity represents interests held by affiliates of NGP.

We considered the other acceptable approach to reporting and presenting an affiliate’s interest in a reporting entity, which would have attributed and included the previous owners’ equity with the Partnership’s equity on the statement of financial position. Under this approach, the net income attributable to the previous owners would have been included in the net income attributable to the Partnership. This presentation effectively treats the previous owners’ equity interests as a

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2014

separate class of partners’ equity for accounting and financial reporting purposes. We believe this presentation is reasonable because the Partnership and the previous owners are both part of the NGP controlled group of companies. In addition, several other publicly traded master limited partnerships that have consummated common control transactions in recent years have followed this approach. Accordingly, in future filings we propose to change our presentation as follows in order to be aligned with our peers:

CONSOLIDATED AND COMBINED BALANCE SHEETS

	December 31,
Historical Presentation:	2012	2011
Equity:
Limited partners:
Common units (28,921,903 units outstanding at December 31, 2012 and 16,661,294 units outstanding at December 31, 2011)	301,204	241,034
Subordinated units (5,360,912 units outstanding at December 31, 2012 and 2011)	20,156	61,708
General partner (34,317 units outstanding at December 31, 2012 and 22,044 units outstanding at December 31, 2011)	450	426

Total partners’ equity	321,810	303,168
Noncontrolling interest	5,261	5,157
Previous owners	384,694	434,576

Total equity	$711,765	$742,901

	December 31,
Proposed Presentation:	2012	2011
Equity:
Partners’ equity:
Common units (28,921,903 units outstanding at December 31, 2012 and 16,661,294 units outstanding at December 31, 2011)	301,204	241,034
Subordinated units (5,360,912 units outstanding at December 31, 2012 and 2011)	20,156	61,708
General partner (34,317 units outstanding at December 31, 2012 and 22,044 units outstanding at December 31, 2011)	450	426
Previous owners	384,694	434,576

Total partners’ equity	706,504	737,744
Noncontrolling interest	5,261	5,157

Total equity	$711,765	$742,901

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2014

STATEMENTS OF CONSOLIDATED AND COMBINED OPERATIONS

	For Year Ended December 31,
Historical Presentation:	2012	2011	2010
Net income	46,518	148,790	3,030
Net income (loss) attributable to predecessor	—	75,740	(11,317)
Net income attributable to previous owners	46,293	66,604	14,355
Net income (loss) attributable to noncontrolling interest	104	(146)	(8)

Net income attributable to partners	$121	$6,592	$—

Allocation of net income attributable to partners:
Limited partners	$121	$6,585	$—

General partner	$—	$7	$—

Earnings per unit: (see Note 11)
Basic and diluted earnings per unit	$0.01	$0.30	$—

Weighted average limited partner units outstanding:
Basic and diluted	22,880	21,756	—

	For Year Ended December 31,
Proposed Presentation:	2012	2011	2010
Net income	46,518	148,790	3,030
Net income (loss) attributable to noncontrolling interest	104	(146)	(8)

Net income attributable to Memorial Production Partners LP	$46,414	$148,936	$3,038

Limited partners’ interest in net income:
Net income attributable to Memorial Production Partners LP	$46,414	$148,936	$3,038
Net (income) loss allocated to predecessor	—	(75,740)	11,317
Net (income) loss allocated to previous owners	(46,293)	(66,604)	(14,355)
Net (income) loss allocated to general partner	—	(7)	—

Limited partners’ interest in net income	$121	$6,585	$—

Earnings per unit: (see Note 11)
Basic and diluted earnings per unit	$0.01	$0.30	$—

Weighted average limited partner units outstanding:
Basic and diluted	22,880	21,756	—

The Partnership’s consolidated and combined income (loss) is allocated based on ownership rights and is divided amongst the owners accordingly. The process by which the Partnership determines the allocation of net income (loss) is as follows:

•	Net income (loss) generated by the Partnership’s predecessor prior to the Partnership’s initial public offering was allocated to the Partnership’s predecessor.

•	Net income (loss) generated by the previous owners for the relevant common control periods through the date of acquisition is allocated to the previous owners.

Securities and Exchange Commission

Division of Corporation Finance

February 5, 2014

•

A third party investor has an ownership interest in San Pedro Bay Pipeline Company (“SBPC”), an indirect majority-owned subsidiary of the Partnership. Allocation of net income (loss) to the noncontrolling interest is based on the ownership percentage in SBPC.

•

Net income (loss) generated by the Partnership subsequent to its initial public offering is allocated between the general partner and the limited partners in proportion to their pro rata ownership after giving effect to priority earnings allocations in an amount equal to incentive cash distributions (if any) allocated to the general partner in accordance with the Partnership’s limited partnership agreement. Upon completion of a common control acquisition, any net income (loss) generated from acquired assets after the closing date is allocated between the general partner and the limited partners.

The Partnership acknowledges that (i) it is responsible for the content of its filings, including the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings and (iii) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please do not hesitate to contact me at 713-588-8340.

Sincerely,

/s/ Andrew J. Cozby

Andrew J. Cozby

Cc:	Securities and Exchange Commission

Svitlana Sweat

Jennifer O’Brien

Angie Kim

Memorial Production Partners LP

Kyle N. Roane

Patrick Nguyen

Akin Gump Strauss Hauer & Feld LLP

John Goodgame

Alex Reuss